

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2014

Kent Robertson
Chief Executive Officer
Fenix Parts, Inc.
12901 SW 132 Ave
Miami, FL 33186

      Re: Fenix Parts, Inc.
              Draft Registration Statement on Form S-1
              Submitted December 5, 2014
              CIK No. 0001615153

Dear Mr. Robertson:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

The Offering, page 7

2. We note the reference to "one share of [y]our special nonvoting stock." Please expand to clarify the nature of this special nonvoting stock. In this regard, we note your discussion of the special voting stock on page 102.

Risk Factors, page 13

We are subject to environmental regulations and incur costs, page 15

3. We note on page 70 that you conducted environmental due diligence at twelve of the thirteen facilities operated by the founding companies. Please revise to discuss the fact that you have not conducted environmental due diligence at one of the facilities operated by the founding companies and any material implications, or please tell us why this is not necessary.

Cautionary Disclosure Regarding Forward-Looking Statements, page 24

4. As this is your initial public offering, the Private Securities Litigation Reform Act does not apply to you. As such, please remove references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Use of Proceeds, page 26

5. We note the statement that one of the principal purposes of this offering is to "provide [you] with flexibility in the future, including to acquire additional businesses, either with the net proceeds from this offering or through the publicly traded common stock [you] create through this offering." Please disclose whether you currently have any understandings or agreements with any companies related to acquisitions of businesses in addition to those you have with the founding companies.

Capitalization, page 28

6. We note that you intend to enter into a credit facility with BMO Harris Bank that will become effective concurrent with the closing of this offering. Please tell us and provide clarifying disclosure to describe the nature and amount of the borrowings that will be available under the terms of the new credit facility to be obtained in connection with the offering and whether you will draw on the facility upon the offering.

Management's Discussion and Analysis, page 40

Business Combinations, page 41

7. Given the significance of the acquisitions to be completed in connection with the offering, please expand your disclosures in more detail in terms of the key assumptions used to determine the fair values of tangible and intangible assets recognized and your basis for useful lives and amortization methodologies which differs for various types of assets (straight-line vs. accelerated).

Pro Forma Combined-Results of Operations, page 44

8. We note that your presentations involve a comparison of a 2014 nine month period to a 2013 twelve month period and, as such, focuses more on percentage relationships rather than absolute dollar differences. However, you did not provide discussion of any insights related to the underlying reasons behind significant changes of material income statement line items between reporting periods. In that regard, please provide a more robust discussion of your operations on a pro forma basis including underlying reasons behind significant changes, any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your earnings. Refer to Item 303 of Regulation S-K.

Business, page 61

Our Competitive Strengths, page 63

Attractive Financial Model, page 64

9. Please revise to explain how the functioning of your "highly variable cost structure" enables your business to deliver strong results through a variety of business cycles.

Our Business Operations, page 66

Distribution, page 67

10. Please revise to describe the current operations of your regional transfer hub including which facilities it services. In addition, in your Facilities discussion on page 69, please state briefly the location and general character of your transfer hub in its current form.

Certain Relationships and Related Person Transactions, page 86

The Combinations with the Founding Companies, page 86

11. We note the statement on page 87 that "[i]nvestors should not rely on the representations and warranties contained in the Combination Agreements or any description thereof as characterizations of the actual state of facts or condition of the Founding Companies." General disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate. Please revise accordingly.

Other Payments, page 91

12. We note on page 91 that you will enter into a construction reimbursement agreement with Jerry Brown's shareholders and on page 92 that you will enter into a purchase and option agreement with the members of GO Pull-It LLC. It appears that these agreements are not

reflected in the exhibit index. Please tell us whether prior to effectiveness you intend to file finalized agreements as exhibits to your registration statement. If not please tell us why you believe you are not required to do so.

Unaudited Pro Forma Combined Financial Statements

13. Please explain to us your basis of labelling your pro forma financial statements as "combined" here and elsewhere throughout the filing in light of the fact that the founding companies were not under common control or remove your reference of the pro forma financial statements as "combined."

(3) Combination Consideration and Allocation, page F-11

14. Refer to footnote (b) and (c). It appears that different results may occur depending on various factors described in the adjustments in this section. If you expect that significantly different results may occur, please revise the pro forma presentations to give effect to the range of possible results, pursuant to Rule 11-02 (b) (8).

15. Refer to footnote (e). Explain to us why construction reimbursement for capital expenditures is part of your purchase price consideration.

(4) Unaudited Pro Forma Combined Balance Sheet Adjustments, page F-14

16. Refer to adjustment (d). Please expand your disclosure to describe the nature of the adjustment titled "Option to acquire GO Auto affiliate," and how it was calculated. Similarly, provide the same information for the adjustments titled "indemnification asset," and "deferred extended warranty revenue."

(5) Unaudited Pro Forma Combined Statements of Operations Adjustments, page F-15

17. Refer to adjustment (p). Please revise to disclose the significant assumptions that were used to calculate the fair value adjustment to deferred warranty revenues.

18. Refer to adjustment (q). Your disclosure in Note 6 of Fenix Parts, Inc. indicates that effective October 1, 2014, the Chief Executive Officer and Chief Financial Officer have received and agreed to the terms of employment letters which stipulate a base compensation and employment of one year. Please describe any renewal provisions of these agreements. In addition, as these agreements appear to be directly related to the combinations, factually supportable, and have a continuing impact, please revise your pro forma financial statements to reflect the related adjustments.

19. Refer to adjustment (u) and (v). Your notes to the pro forma financial information should clearly explain how both historical and pro forma basic and diluted earnings per share

were calculated or determined. In this regard, the effects of the stock split should be explicitly addressed in your calculations.

20. Refer to adjustment (t). Please revise to clearly explain how this adjustments was calculated with specific references to variable interest entities are no longer consolidated.

Fenix Parts, Inc. Financial Statements

Note 1. Business and Liquidity, page F-22

21. We note your disclosure indicating that the company has two employees who were not taking salaries. Based on your Executive Compensation disclosures on page 79, it appears that you anticipate significant compensation arrangements to be in effect for 2015, while Note 6 indicates that effective October 1, 2014, the Chief Executive Officer and Chief Financial Officer have received and agreed to the terms of employment letters which stipulate a base compensation and employment of one year. Please explain to us if compensation expenses were recognized in the financial statements despite the fact that the employees did not take salaries, or, if they were forgiven and accounted for as contribution to capital. If the financial statements do not include compensation at fair market levels for services provided by the company's executives/employees, please explain your accounting. Refer to SAB Topic 1.B.1.

You may contact Effie Simpson at (202) 551-3346 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director